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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 3)

                     SOLICITATION/RECOMMENDATION STATEMENT
      PURSUANT TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                         PYRAMID TECHNOLOGY CORPORATION
                           (NAME OF SUBJECT COMPANY)

                         PYRAMID TECHNOLOGY CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   747236107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               RICHARD H. LUSSIER
                            CHIEF EXECUTIVE OFFICER
                         PYRAMID TECHNOLOGY CORPORATION
                              3860 N. FIRST STREET
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 428-9000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                    COPY TO:

                             LARRY W. SONSINI, ESQ.
                            DOUGLAS H. COLLOM, ESQ.
                              AARON J. ALTER, ESQ.
                       WILSON, SONSINI, GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (415) 493-9300

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  This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Schedule 14D-9") of Pyramid Technology Corporation, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on January 27, 1995, as amended by Amendment No. 1 to
Schedule 14D-9 as filed with the Securities and Exchange Commission on February 16, 1995 and Amendment No. 2 to Schedule 14D-9 as filed with the Securities and Exchange Commission on February 24, 1995, relating to the offer (the "Offer") to purchase all of the outstanding shares of the Company's Common Stock, par value $.01 per share (the "Shares"), by Siemens Nixdorf Mid-Range Acquisition Corp. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Siemens Nixdorf Informationssysteme AG ("SNI AG"), a corporation organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Siemens AG, a corporation organized under the laws of the Federal Republic of Germany ("Siemens AG"), in each case at $16.00 per Share, net to the seller in cash, without interest. All capitalized terms not otherwise defined herein shall have the meanings given to such terms in the
Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

Item 8 is hereby amended and supplemented as follows:

  The Offer expired as scheduled at 12:00 midnight, New York City time, on Wednesday, March 1, 1995. Based on a preliminary count, 12,970,000 Shares, representing approximately 79.6% of the outstanding Shares, were tendered pursuant to the Offer, either by physical delivery or pursuant to notices of guaranteed delivery, and were accepted for payment at $16.00 net per Share in cash. In addition to the Shares acquired pursuant to the Offer, SNI AG owns 2,717,743 Shares, representing approximately 16.7% of the outstanding Shares. As a result, Purchaser and its affiliates own approximately 96.3% of the outstanding Shares, which is a sufficient number of Shares to enable Purchaser to effect the Merger without a vote or meeting of the Company's stockholders. After the Merger SNI AG will indirectly own 100% of the Company. Shares which were not tendered into the Offer will be converted automatically into the right to receive $16.00 net per Share in cash. Purchaser intends to effect the Merger as soon as possible. A press release issued by SNI AG on March 2, 1995 announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit 99.7 and incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Item 9 is hereby amended and supplemented as follows:

  Exhibit 99.7 Form of Press Release issued by SNI AG on March 2, 1995.

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                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 1995                      PYRAMID TECHNOLOGY CORPORATION

                                                    /s/ JOHN S. CHEN
                                          BY: _________________________________
                                                    JOHN S. CHEN
                                                    PRESIDENT AND CHIEF
                                                     OPERATING OFFICER

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                                 EXHIBIT INDEX

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                                   SEQUENTIALLY
 EXHIBIT                             NUMBERED
 NUMBER         DESCRIPTION            PAGE
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
            Form of Press Release
              issued by SNI AG on
 99.7    March 2, 1995...........
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